

July 2, 2013

<u>Via E-mail</u>
Mark Horowitz
Glenview Capital Management, LLC
767 Fifth Avenue, 44th Floor
New York, New York 10153

> **Re:** **Health Management Associates, Inc.**
> **Preliminary Consent Statement on Schedule 14A Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.**
> **Soliciting Materials Filed on June 25, 2013 by Glenview Capital Partners, LLC, et al.**
> **File No. 1-11141**

Dear Mr. Horowitz:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Consent Statement on Schedule 14A</u>

<u>General</u>

1.   We note that the filing refers stockholders to information expected to be contained in the company's consent revocation statement. We further note the following statement on page 27: "If the Company does not distribute a consent revocation statement to its stockholders prior to the consummation of this Consent Solicitation, Glenview will distribute to the stockholders a supplement to this Consent Statement containing such disclosures prior to its final delivery of consents to the Company." We assume that the participants intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations. If the company has not filed a consent revocation statement by the time the participants disseminate their consent solicitation statement, the participants may refer to the

information contained in the company's definitive proxy statement filed on April 8, 2013, in lieu of including the information in their consent solicitation statement. We believe that the undertaking to deliver such information in a supplement "prior to [Glenview's] final delivery of consents to the Company" is insufficient.

<u>If This Consent Agreement Is Successful, Will It Have Any Effect…, page 5</u>

2.   Please revise to affirmatively state the effects and financial consequences to the company if the proposals are approved. We note that it appears that the removal of all of the current directors would constitute a change of control, fundamental change or event of default under the agreements.

3.   Please disclose in greater detail the basis for the participants' belief that the company's indebtedness under the Credit Agreement, the 2020 Senior Notes, the Convertible Notes and the 2016 Senior Notes "would be able to be refinanced due to the availability of credit in the marketplace and the Company's financial position."

4.   Where the participants state that the 2020 Senior Notes and the Convertible Notes "currently trade at significant premiums to par," disclose the premiums.

5.   Refer to the paragraph on page 10 beginning, "Except as set forth in this Consent Statement (including the Annexes hereto)…." Please revise this paragraph to provide parenthetically specific cross references to the exceptions to which you refer.

<u>Background of the Consent Solicitation, page 11</u>

6.   Please disclose the basis for the statement on page 11 that "Glenview routinely tried to engage the Company's senior management" and that "the Company's senior management was not receptive to considering such suggestions from one of its largest stockholders." Although Glenview has been "accumulating its current position in the Company in March 2011," the disclosure only recounts Glenview's communication attempts beginning on May 10, 2013.

7.   Refer to the following statement on page 12: "On May 17, 2013, having failed to receive answers satisfactory to Glenview as to the detailed list of issues expressed in its memorandum, Glenview submitted its proxy votes for the annual meeting, withholding votes for all directors and voting against the compensation proposals." Please advise us, with a view toward revised disclosure, whether the participants voted all of the shares that they collectively controlled at the time of the annual meeting. For instance, we note that the participants reported shared voting power over 37,757,583 shares in the Schedule 13D filed on May 6, 2013, and that, according to the company's Form 8-K filed on May 22, 2013, Mr. Robert A. Knox, the company director with the highest number of votes withheld, had 35,244,167 votes withheld.

8.   Refer to the following statement on page 12: "In response to certain statements made by the Company in connection with its announcement of the poison pill, including a

suggestion that Glenview would be able to acquire 75% of the Company's stock as a result of the filings, Glenview publicly released a Statement of Clarification on May 28, 2013, regarding its holdings in the Company, which specifically noted, among other things, that Glenview had no present intention or future plan to buy 75% of the Company." Please revise to identify the statements made by the company suggesting "that Glenview would be able to acquire 75% of the Company's stock as a result of the filings[.]" Clarify the basis for the reference to 75%.

Proposal 1 – Bylaw Restoration, page 13

9.   We note the statement that Proposal 1 would "repeal any amendment or modification by the Board of the Current Bylaws made after December 6, 2010 and on or prior to the effectiveness of this Consent Solicitation," where the "Current Bylaws" is defined as "the Amended and Restated Bylaws of the Company (the 'Bylaws') filed with the Securities and Exchange Commission dated on [*sic*] December 7, 2010[.]" Please revise to clarify the apparent discrepancy. In other words, clarify whether Proposal 1 would remove the advance-notice provision adopted on December 7, 2010. Also disclose in this section whether there have been any amendments or modifications to the bylaws since the date chosen.

Proposal 2 – Nomination of Directors Bylaw Amendment, page 14

10.   Please disclose in this section the basis for the participants' belief that "these provisions [do not] apply to an election of directors pursuant to a consent solicitation."

Proposal 3 – Vacancy Bylaw Amendment, page 15

11.   Please disclose in this section the basis for the participants' belief that "stockholders would also be permitted to fill vacancies pursuant to Delaware law."

Proposal 5 – Election of Directors, page 17

12.   Please revise to clarify the reference on page 20 to the "leadership positions" in which Mr. Shulman served at Cigna and at Kaiser Permanente. Disclose the positions that he held.

13.   Please revise to state that there is no assurance that any of the company's directors will serve with any of the participants' nominees, if elected.

14.   Refer to the following statement on page 21: "If fewer than eight existing directors are removed, then it is our intention that the Nominees who are proposed to fill the vacancies resulting from the removal of such existing directors be appointed in order of the number of consents received by the Nominees, with the Nominee receiving the highest number of consents filling the first available vacancy." Please reconcile this statement with the disclosure on page 23 that stockholder action by written consent requires the consent of

holders of at least a majority of the shares entitled to be voted on the matter at any annual or special meeting. In other words, clarify the threshold for approval of each nominee.

Solicitation of Consents, page 26

15. We note the statement that proxies may be solicited by mail, facsimile, Internet and by advertisements. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14A. See Rule 14a-6(b). Please confirm your understanding in this regard. We further note the statement that proxies may be solicited in person and by telephone. Please be advised that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation, whether the persons making the solicitation are third-party solicitors or the participants themselves, must be filed under the cover of Schedule 14A. See Rule 14a-6(c). Please confirm your understanding in this regard.

16. Please revise to include the total expenditures to date, since that amount is known.

Annex III

17. Please highlight the proposed revisions in Annex III with underlined, bold-face text, consistent with the presentation of the revisions in Annex II.

Consent Card

18. Please revise to indicate in bold-face type at the top of the consent card that the solicitation is not on behalf of Health Managements Associates, Inc. See Rule 14a-4(a). We note that you have included this language at the end of the card.

19. We note that Proposal 2 refers stockholders to Annex II, which is unrelated to Proposal 2. Please correct this disclosure to refer to Annex III.

20. Please revise Proposal 5 to state that it is conditioned on the approval of Proposal 4. See Rule 14a-4(a)(3).

Soliciting Materials on Schedule 14A Filed on June 25, 2013 (Letter to HMA Shareholders)

21. Refer to the following statement on page 2: "Consistent with the desire to constitute a fresh, independent board, there are no current or former Glenview employees offered as nominees." In future filings, please reconcile this statement with the participants' disclosure that each nominee will receive from Glenview $100,000 for agreeing to serve as a nominee and a director if so elected or appointed.

22. In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis exists for each opinion or belief. We note the following statements as examples:

- "HMA completed a lost decade through 2012, generating a compound annual return for shareholders of less than 1% and underperforming its peers over the past 1, 3, 5 and 10 year periods." (page 4)
- "HMA's ability to properly forecast and deliver upon management's business plan is well below average in the industry…." (page 4)
- "Following more than 18 months of conversations with management regarding key strategic, operating and capital allocation initiatives, there was no evidence that management was either willing to, or were in a position to, be open minded or intellectually honest in their analysis." (page 4)
- "Unfortunately, when a Board refuses to engage in a constructive dialogue, continues upon a path that has dissipated shareholder value and increased the risk profile of the firm and through a long history of inflexibility and underperformance has failed to live up to their responsibility to public shareholders…." (page 5)

Soliciting Materials on Schedule 14A Filed on June 25, 2013 (List of Questions and Responses)

Is Glenview an Activist Investor?

23.   Please revise to clarify the statement that Glenview "was forced into activity by the situational dynamics of HMA."

Soliciting Materials on Schedule 14A Filed on June 25, 2013 (Slide Presentation)

24.   In future filings, please characterize each statement or assertion of opinion or belief as such. We note the following statements as examples:

- "The board has no strategic vision, only 'buying boxes[.]'" (page 22)
- "In 2012, the Compensation Committee misapplied incentive compensation to Senior Management." (page 26)
- "The board failed to consider alternatives to create shareholder value." (pages 28, 29)

Soliciting Materials on Schedule 14A Filed on June 25, 2013 (CNBC Transcript)

25.   We note that regarding third party sources, the disclosure states: "The following transcript has not been checked for accuracy" and "This transcript…may not be entirely accurate." We refer to Rule 14a-9 and remind you that you are responsible for the accuracy of disclosure made in your soliciting materials, even if the material is derived from third party sources. Please remove these disclaimers from any future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3317 if you have any questions regarding our comments.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Patrick Dooley, Esq.
       Akin Gump Strauss Hauer & Feld LLP